FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

Talisman Energy Inc.
Suite 2000
888 – 3rd Street SW
Calgary, AB  T2P 5C5

Item 2                     Date of Material Change

September 10, 2012

Item 3                     News Release

A news release disclosing the material change was issued through Marketwire on
September 10, 2012.

Item 4                    Summary of Material Change

Talisman Energy Inc.’s (“Talisman”) President and Chief Executive Officer, John A. Manzoni, agreed to step down, effective September 10, 2012. Hal Kvisle was appointed President and Chief Executive Officer.

Item 5.1                      Full Description of Material Change

Talisman’s President and Chief Executive Officer, John A. Manzoni, agreed to step down, effective prior to markets opening on September 10, 2012. Hal Kvisle, former President and Chief Executive Officer of TransCanada Corporation and current director of Talisman, was appointed President and Chief Executive Officer.

Item 5.2                Disclosure for Restructuring Transactions

N/A

Item 6                   Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7                   Omitted Information

N/A

Item 8                    Executive Officer

For further information, contact Robert R. Rooney, Executive Vice-President, Legal and General Counsel by telephone at (403) 237-1450.

Item 9                      Date of Report

September 13, 2012